Exhibit 99.3

SATIXFY COMMUNICATIONS LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Ms. Reut Tevet, VP Finance & Legal and Mr. Oren Harari, Interim Chief Financial Officer, as agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of SatixFy Communications Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Special General Meeting of Shareholders (the “Meeting”) to be held on Thursday, June 27, 2024, at 12:00p.m. Israel time at the offices of Sullivan & Worcester Tel Aviv, 28 Ha’Arbaa St., Hagag Towers, North Building, 34th floor, Tel Aviv, Israel, or at any adjournments thereof, upon the following matters, which are more fully described in the Notice of Annual and Special General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SATIXFY COMMUNICATIONS LTD.
ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: June 27, 2024

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To re-appoint Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited (“Ziv Haft”), as the Company’s independent auditor, and to authorize the Board of Directors of the Company to determine Ziv Haft’s remuneration for the year 2024 and until the Company’s next annual general meeting of the shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.

2a. To re-elect Mary P. Cotton as a Class II director, to serve until the 2027 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b. To re-elect David L. Willetts as a Class II director, to serve until the 2027 annual general meeting of shareholders.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3. To approve the terms of compensation of Mr. Nir Barkan, as the Company’s Chief Executive Officer.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

PLEASE NOTE! That by signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the "Companies Law"), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2024 annual and special general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Ms. Reut Tevet, at +972-8-939-3200 or via email: reut.tevet@satixy.com.

Signature                                                                             Signature, if held jointly                                                                              Date                             , 2024.